Amira Nature Foods Ltd Announces Contract with Buhler India Private Limited for New Rice Processing Facility

DUBAI – May 1, 2014 – Amira Nature Foods Ltd (the “Company”; NYSE: ANFI), a leading global provider of branded and packaged Indian specialty rice, announced that it had entered into a $8.3 million contract through its Indian operating subsidiary with Buhler India Private Limited (“Buhler India”), for the supply of 48 tons per hour paddy processing equipment in connection with its new rice processing plant in Karnal District, Haryana, India. The Company expects this new facility to be fully operational by the end of fiscal year 2015.

Karan A. Chanana, Amira’s Chairman and Executive Officer stated, “We are extremely pleased to expand our relationship with Buhler India. This new equipment purchase will be part of our state-of-the-art processing facility in Haryana, India. This facility, which we believe will more than double our processing capacity, will enable us to meet the processing capacity demands in our business over the coming years and will help us drive further margin expansion long-term."

Buhler India manufactures a complete range of rice processing machines right from harvest drying, parboiled paddy drying, cleaning to hulling and polishing, optical sorters, control systems and accessories to meet the needs of the rice milling industry, in addition to providing turnkey supply, installation and commissioning of rice mills.

About Amira Nature Foods Ltd

Founded in 1915, Amira has evolved into a leading global provider of branded and packaged Indian specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, which is a premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, the United Kingdom, and the United States. For more information please visit www.amira.net

About Buhler

Bühler is a global leader in the field of process engineering, in particular production technologies and services for making foods and advanced materials. Bühler operates in over 140 countries and has a global payroll of over 10,000.

Cautionary Note on Forward-Looking Statements

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key retail partners, the financial impact of new sales contracts on our revenue, our plan to make significant capital expenditure, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to penetrate and increase the acceptance of our product in new geographic markets; to perform our agreements with customers and further develop our relationships with key retail partners; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward looking statements as predictions of future events. Except as required under the securities laws of the United States, we undertake no obligation to update any forward-looking or other statements herein to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

Contact

ICR

Katie Turner, 646.277.1200